1 March 2021

BARBEL, S.À R.L.
UZTURRE CAPITAL, S.L.
as Vendors

and

NEENAH, INC. as Purchaser

SALE AND PURCHASE AND ASSIGNMENT AGREEMENT relating to GLOBAL RELEASE LINERS, S.L.

TABLE OF CONTENTS

1. DEFINITIONS AND INTERPRETATION. 4
2. SALE AND PURCHASE OF THE SHARES. 5
3. CONSIDERATION. 5
4. PRE-COMPLETION MATTERS. 6
5. COMPLETION. 8
6. LEAKAGES. 9
7. WARRANTIES AND LIABILITY REGIME. 10
8. TERMINATION. 16
9. VENDORS’ NON-COMPETE. 16
10. ANNOUNCEMENTS AND CONFIDENTIALITY. 17
11. ASSIGNMENT. 18
12. ENTIRE AGREEMENT. 19
13. VARIATION. 19
14. NOTICES. 19
15. COSTS AND EXPENSES. 20
16. GENERAL. 21
17. GOVERNING LAW AND ARBITRATION. 21
SCHEDULE (A) – THE COMPANY. 22
SCHEDULE (B) – THE SHARES. 23
SCHEDULE (C) – THE SUBSIDIARIES. 24
SCHEDULE 1 – DEFINITIONS AND INTERPRETATION. 25
SCHEDULE 2 – CONDUCT OF THE GROUP. 29
SCHEDULE 3 – COMPLETION OBLIGATIONS. 31
SCHEDULE 4 – PERMITTED LEAKAGE. 33
SCHEDULE 5 – VENDORS’ WARRANTIES. 34
SCHEDULE 6 – PURCHASER’S WARRANTIES. 45
SCHEDULE 7 – GROUP EXISTING FINANCING ARRANGEMENTS. 51
SCHEDULE 8 – FINANCING LETTER 53

THIS AGREEMENT is made on the 1 March 2021 (the “Signing Date”)

BETWEEN

A.BARBEL S. à r. l. (hereinafter, "BARBEL"), a company duly incorporated and existing under the laws of Luxembourg, with corporate address in 9A Rue Gabriel Lippman, L-5365, Munsbach, Luxembourg, registered with the Companies Registry of Luxembourg, and holder of Spanish Tax Identification number (NIF) [redacted].
BARBEL is duly represented by Mr Jorge Santiago Cristóbal, of legal age, of Spanish nationality, married, with professional address in Calle General Castaños 4, 3º, 28004, Madrid, with Spanish Identification Card (DNI) number [redacted], in force, who acts by virtue of power of attorney executed on Luxembourg before the Notary Public of Luxembourg Mr Carlo Wersandt.
B.Uzturre Capital, S.L. (“UZTURRE”), a company duly incorporated and existing under the laws of Spain, with corporate address in Barrio Soravilla s/n, Andoain (Guipúzcoa), Spain, registered with the Companies Registry of Guipúzcoa and holder of Spanish Tax Identification number (NIF) [redacted].
UZTURRE is duly represented by Mr Francisco Javier Pagola Mendieta, of legal age, of Spanish nationality, with ID number [redacted] in his capacity of attorney by virtue of power of attorney executed on 23 February 2021 before the Notary Public of San Sebastián under number 295.
BARBEL and UZTURRE shall be jointly referred to as the "Vendors" and, individually, each of them a "Vendor".
C.Neenah, Inc., a public limited liability company duly incorporated and existing under the laws of Delaware with registered address at Corporation Trust Center, 1209 Orange St, Wilmington DE 19801, registered with the Companies Registry of the State of Delaware with number 2017555087 (the "Purchaser").
The Purchaser is duly represented by Ms Julie Schertell, of legal age, of United States nationality in her capacity of President and Chief Executive Officer of the Purchaser.
The Vendors and the Purchaser shall be referred to as the "Parties" and, individually, each of them as a "Party".

RECITALS

A.Global Release Liners, S.L. is a Spanish limited liability company incorporated pursuant to a public deed granted before the Notary Public of Madrid Mr Ignacio Ramos Covarrubias on 8 November 2016, with number 5,593 of his public records, registered with the Companies Registry of Guipúzcoa at Volume 2,771, Page 180 and Sheet SS-38996, with registered address in Barrio Soravilla s/n, Andoain (Guipúzcoa), Spain and holder of Spanish Tax Identification number (NIF) [redacted] (the "Company").
Further details of the Company are set out (for information purposes only) in Schedule (A).
B.The entire issued share capital of the Company amounts to €1,298,853 comprising 1,298,853 shares with a face value of €1 each numbered 1 to 1,298,853 (both inclusive) (the "Shares"), which are fully subscribed and paid up by the Vendors as follows:
–BARBEL owns 1,003,000 class A shares with a face value of €1 each, numbered from 1 to 1,003,000, both inclusive representing 77.22% of the share capital of the Company; and
–UZTURRE owns 295,853 class B shares with a face value of €1 each, numbered from 1,003,001 to 1,298,853, both inclusive representing 22.78% of the share capital of the Company;
Further details of the Shares and the title deeds pursuant to which the Shares are owned by the Vendors are set out (for information purposes only) in Schedule (B).
C.The Company owns, directly or indirectly, the share capital of the subsidiaries listed in Schedule (C) (the "Subsidiaries").
D.The Purchaser is a professional investor with broad experience in the sector where the Company operates and with the required knowledge and expertise to independently evaluate and analyse the Transaction, as well as the rights, obligations and risks derived from the acquisition of the Shares. The Purchaser has directly and/or through its advisors, carried out to its satisfaction a commercial, legal, tax, regulatory, financial and business review of the Group Companies and the Shares pursuant to the information collected and made available by the Company in the Data Room (as this term is defined in Schedule 1), which the Purchaser has relied on in entering into this agreement.

E.The Vendors have agreed to sell and transfer the Shares and the Purchaser has agreed to purchase and acquire the Shares from the Vendors (the "Transaction"), on the terms and subject to the conditions set out in this agreement (the "Agreement").

IT IS AGREED as follows
1.DEFINITIONS AND INTERPRETATION
a.In this Agreement and the Schedules unless the context shall otherwise require:
i.words and expressions shall be interpreted in accordance with and have the meaning ascribed to them in Schedule 1;
ii.the headings are inserted for convenience only and shall not affect the construction of this Agreement;
iii.references to one gender include all genders;
iv.any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted provided that any such amendment, consolidation or re-enactment made after Signing Date shall not increase the liability or obligation of any Party;
v.the expressions "ordinary course of business" or "business in the ordinary course" mean the ordinary and usual course of business of the Group Companies (including the operational and commercial policies, practices and procedures) as conducted by the respective Group Company in the 12 months preceding the Signing Date and according to the standard practices of the release liners industry in similar circumstances or position as the Group Companies;
vi.reference to the singular shall include the plural and vice versa;
vii.where a word or expression is given a particular meaning, other grammatical forms or parts of speech of such word or expression shall bear a corresponding meaning; and
viii.unless otherwise stated, reference to Recitals, Clauses and Schedules are to recitals, clauses, and schedules of and to the Agreement. Schedules form part of and of and shall be construed as one with this Agreement.

2.SALE AND PURCHASE OF THE SHARES
a.Sale and purchase of the Shares
i.Conditional on Completion, the Vendors agree to sell and undertake to transfer the Shares and the Purchaser, relying on the Vendors’ Warranties contained herein, agrees to buy and undertakes to acquire the Shares on the terms set out in this Agreement.
ii.Conditional on Completion, the Vendors sell and transfer the Shares to the Purchaser, which shall at Completion purchase and acquire the Shares with all rights and benefits attached to them on the Completion Date including but not limited to all bonuses, rights, dividends and distributions agreed as from the Completion Date.
iii.Through the acquisition of Shares, the Purchaser gains control over the Company’s and the Subsidiaries’ activity and businesses, and over all the assets and rights of the Company’s and the Subsidiaries’ equity. The cause and purpose of this Agreement are the transfer of ownership and assumption of control over the Group Companies.
iv.The Purchaser will not be forced to acquire the Shares owned by one of the Vendors except if the transfer of all (and not only some) Shares takes place simultaneously. Furthermore, each of the Vendors will not be forced to sell its Shares except if the transfer of all (and not only some) the Shares by all the Vendors takes place simultaneously.

3.CONSIDERATION
a.Structure of the Consideration
The total consideration payable by the Purchaser for the sale and purchase of the Shares shall be the aggregate sum of:

i.one hundred and ninety two million eight hundred and fifty five thousand Euros (€192,855,000);
Plus
i.the aggregate of a daily rate equal to thirty nine thousand four hundred Euros (€39,400) per day calculated from Signing Date until Completion;
Minus
i.the Disclosed Leakages Amount (as this term is defined in Clause 4.4 below);
the aggregate of such amount being referred to as the "Consideration".
b.Payment of the Consideration
The Consideration shall be distributed amongst the Vendors in proportion to the Shares sold by each of them according to the following percentages (the “Vendors’ Prorate Share”), which shall be paid in cash on Completion by the Purchaser:

Vendor	# of shares	Prorate Share (%)
BARBEL	1,003,000 class A	77.22
UZTURRE	295,853 class B	22.78
TOTAL	1,298,853	100

c.Adjustments to the Consideration
The Parties declare that any additional payment to the Consideration made by a Party to another Party under this Agreement shall be made by way of a corresponding and proportionate adjustment to the Consideration.

4.PRE-COMPLETION MATTERS
a.Pre-Completion undertakings in relation to the Group
i.Subject to Clause 4.2 and unless otherwise approved in writing by the Purchaser (approval which shall not be withheld or delayed unreasonably), the Vendors, through the exercise of their powers and rights as shareholders in the Company, shall not between Signing Date and the Completion Date (the "Interim Period") consent to or vote in favour of any matter which would result in:
1.the business of the Group (taken as a whole) being conducted other than in the ordinary course; or
2.the Group Companies undertaking any of the matters set out in Schedule 2.
ii.The Vendors agree to keep the Purchaser reasonably informed in advance, to the extent reasonably possible, of any actions taken during the Interim Period which would be restricted under Clause 4.1.1. and of any Material Adverse Change.
iii.If during the Interim Period the Vendors make a request to the Purchaser for consent to a matter under Clause 4.1.1(B), the Purchaser shall be deemed to have denied its consent to the matter in question unless a written consent is received by the Vendors within five (5) Business Days after the date of service of such request.
iv.The Purchaser shall not exercise any of its rights pursuant to Clause 4.1.1 or Schedule 2 (including the right to refuse to approve any particular transaction or action as set out in Clause 4.1.2 above) in such a manner which is reasonably likely to disrupt unreasonably the efficient operations of any Group Company.
v.The Purchaser shall not, during the Interim Period, contact the managers, the CEO, the Senior Employees or any employee of any Group Company without the Vendors’ prior consent which cannot be unreasonably withheld or refused.
vi.The Purchaser shall not, during the Interim Period, contact the Group Company’s major customers and suppliers without the Vendors’ prior consent and in coordination with the management of the Group Companies and on a confidentiality basis as foreseen in clause 10 below, provided however that the Purchaser shall not in any way seek to direct, influence or control the management, conduct or operation of all or any part of the Group.
b.Pre-Completion permitted actions in relation to the Group
The Parties declare and accept that Clause 4.1.1 and Schedule 2 shall not operate so as to restrict or prevent:
i.any member of the Group entering into, amending, renewing or terminating any contract, agreement or undertaking which is in the ordinary course of business, including without limitation (i) agreements with clients up to an amount of €500,000 per agreement; (ii) agreements with suppliers up to an amount of €500,000 per agreement; (iii) hiring or dismissal of employees on an individual basis and different from the Senior Employees or members of the management team of any Group Company;
ii.the making of any payment under, or the completion or performance of any obligations undertaken pursuant to, any existing contract, undertaking or arrangement entered into by any member of the Group or by which it is bound or which is required by law (including the payment of the 2020 bonus by the Group Companies to its employees accrued as of 31 December 2020);
iii.any increase in normal payments made to employees of any member of the Group where such increase is: (i) required by law; or (ii) contractually required;
iv.any matter expressly contemplated under this Agreement or any other agreement referred to herein;
v.any matter undertaken at the request of the Purchaser (although neither the Vendors nor any member of the Group shall be obliged to comply with any such request);
vi.any matter related to the repayment and calculation of the Group's Existing Financing Arrangements; or
vii.any matter to the extent it constitutes a Permitted Leakage.
c.Repayment and cancellation of Group's Existing Financing Arrangements
i.During the Interim Period, upon request of the Purchaser, the Vendors undertake (and shall procure that the Group Companies undertake) to the Purchaser to provide all necessary assistance and cooperation in relation to Purchaser’s financing of the Transaction and the repayment of the Group's Existing Financing Arrangements Amount, and cancellation of the Group's Existing Financing Arrangements.
ii.At least five (5) Business Days before the Completion Date, BARBEL shall notify the Purchaser (i) of the Group's Existing Financing Arrangements Amount as previously notified to BARBEL by the agent bank under the Group's Existing Financing Arrangements, and evidenced by a payoff letter in form and substance satisfactory to the Purchaser and the agent bank, which, in addition to specifying the Group's Existing Financing Arrangements Amount also agrees that all liens and encumbrances securing the Existing Financing Arrangements will automatically be terminated and cancelled upon agent bank’s receipt of the Existing Financing Arrangements Amount and that the agent bank, the lenders and the hedge providers shall attend Completion to execute all relevant cancellation documents and, if necessary, a zero deed (escritura cero), draft of which shall have been provided to Purchaser at least 10 calendar days prior to Completion Date; and (ii) the bank account(s) to where the corresponding transfer(s) to repay the Group Existing Financing Arrangements Amount shall be made.
iii.The Purchaser undertakes to the Vendors that prior to the Completion Date it shall carry out any necessary or required actions so that, simultaneously (unidad de acto) at Completion, the Group's Existing Financing Arrangements Amount is repaid and the Group's Existing Financing Arrangements cancelled. The fees of the legal adviser to the lenders and hedge providers for the cancellation of the Group’s Existing Financing Arrangements shall be entirely owed and paid by the Vendors according to the Vendors’ Prorate Share.
d.Pre-Completion certificate
At least two (2) Business Days before the Completion Date, the Vendors shall deliver to the Purchaser a certificate including:
i.the amount of the Management Transaction Bonus to be paid by the Group Companies to the Senior Employees in connection with the Transaction, which shall include details on (i) the gross amount allocated to each Senior Employees; (ii) the withholding on account of Personal Income Tax (Impuesto sobre la Renta de las Personas Físicas) payable to the Spanish Tax Authorities derived from the payment of the Management Transaction Bonus as established by the laws applicable at the time of such payment; (iii) the amounts to be withheld for or on account of social security (if applicable); (iv) the net amount allocated to each Senior Employee; and (v) the amount of the tax benefit for the Group Companies due to the computation of the Management Transaction Bonus as a deductible expense for Tax purposes or any deduction, credit against, relief or remission for, or repayment of any Tax, corresponding to the Management Transaction Bonus.
The Management Transaction Bonus less the tax benefit set out in (v) above shall be a Leakage for the purpose of this Agreement;
ii.if any, the amount of any other Leakage occurring from (and excluding) the Locked-Box Date up to (and including) the Completion Date, the above Leakages being the "Disclosed Leakages" and the aggregate of such amounts being the "Disclosed Leakages Amount".
iii.the Consideration payable by the Purchaser to the Vendors as at the Completion Date;
iv.the Group's Existing Financing Arrangements Amount as previously notified by the agent bank under the Group's Existing Financing Arrangements; and
v.details of the bank accounts where the Purchaser shall make the wire transfers for the (i) due payment of the Consideration to the Vendors and (ii) repayment of the Group's Existing Financing Arrangements.

5.COMPLETION
a.Date and location
The transfer of the Shares shall be completed at the offices of Herbert Smith Freehills Spain LLP located in Calle de Velázquez 63, Madrid 28001 (Spain), on 6 April 2021 (the “Completion Date”).
b.Completion events
On the Completion Date the Parties shall each simultaneously (en unidad de acto) comply with their respective obligations set out in Schedule 3 and Completion shall be deemed to occur upon the fulfilment of such obligations.
c.Completion payments
At Completion, the Purchaser shall:
i.pay to the Vendors, the Consideration pursuant to Clause 3.2; and
ii.cause that the Group's Existing Financing Arrangements Amount is repaid and the Group's Existing Financing Arrangements cancelled.
In addition, on Completion the Senior Employees shall receive from the Group Companies (or directly from the Purchaser in case there is not enough cash at the Group Companies on Completion) the relevant amounts of the Management Transaction Bonus pursuant to the details set out in Clause 4.4.

6.LEAKAGES
a.Leakages and Permitted Leakages
For the purposes of this Agreement "Leakage" means any of the following which occurs from the Locked-box Date (excluded) to Completion Date (included):
i.any payments declared, paid or made by any Group Company to the Vendors in respect of any dividends, or any other distribution of profits, share capital or other securities being issued, redeemed, purchased or repaid, or any other return of capital;
ii.any payments made or assets transferred to or liabilities assumed, indemnified, or incurred for the benefit of the Vendors (or the Vendors' Connected Persons) by any Group Company;
iii.any fees, bonuses or expenses owed to any person by the Vendors or a Vendors' Connected Person in connection with the Transaction, to the extent paid, payable, assumed, indemnified or incurred by any Group Company, including but not limited to the Management Transaction Bonus for the final amount set out in Clause 4.4.1 above;

iv.the waiver by any Group Company of any amount owed or owing to that Group Company by either the Vendors or a Vendors' Connected Person;
v.any creation, issue or allotment of any share or loan capital of any Group Company for the benefit of or attributable to any of the Vendors or a Vendors' Connected Person;
vi.any liabilities assumed, granting of financing or indemnities to the Vendors or a Vendors' Connected Person or to any other person for the benefit of any Vendors or any Vendors' Connected Person, or any granting of guarantees or assumption of liabilities (including but not limited to any debt, expense and cost) by any Group Company in favour of any of the Vendors or a Vendors' Connected Person;
vii.any payment of any management or monitoring fee, bonus, advisory fees or transaction fees by the Group Company to any of the Vendors or a Vendors' Connected Person or their advisors;
viii.any transfer or delivery of any of the Group Companies’ assets to the Vendors or a Vendors’ Connected Person; and
ix.the agreement or commitment to do any of the acts set out in this clause 7.1, but, in each case, excluding any Permitted Leakage. For this purpose, "Permitted Leakage" shall have the meaning set out in Schedule 4.
b.Vendors liability for Leakages
In the event of any Leakage (which is not a Permitted Leakage) in favour of any Vendor or his/her Vendor's Connected Persons, the relevant Vendor for the benefit of whom the Leakage was made shall be individually (individualmente) liable (except in case of any of the Leakages in section 6.1.3 in which case the Vendors liability shall be jointly (mancomunada) liable for such Leakages according to the Vendors’ Pro Rate Share) and shall pay to the Purchaser an amount equal to the Leakage, according to the terms set forth in this Clause.
The Leakages will incur an amount equal to an interest rate of 7,5% from the date of its occurrence to its payment date.
No Leakage will be considered a Damage and therefore the liability regime set out in Clause 7 will not apply to Leakages.
c.Claim of a Leakage
i.If a Leakage takes place, the Purchaser shall notify the Vendors of the existence of the Leakage ("Leakage Notice"). The Leakage Notice must be received by the Vendors within six (6) months from the Completion Date and shall include a description of the Leakage, the calculation of the Leakage, a list of its components and any other information that may be reasonably deemed to be necessary or appropriate for the Vendors to assess the existence of the Leakage.
ii.Within ten (10) Business Days following the date of receipt of the Leakage Notice, the relevant Vendor to whom the Purchaser claims to have benefited from a Leakage, shall send a notice to the Purchaser accepting or rejecting the Leakage (the "Leakage Response"). Any failure by the relevant Vendor to send a Leakage Response to the Purchaser within that period will be construed as a total rejection of the Leakage.
iii.If such Vendor rejects the Leakage (expressly or by not sending a Leakage Response to the Purchaser within the above term), the Purchaser may submit the issue for resolution by the procedure set forth in Clause 19. If the issue is not submitted for resolution within forty-five (45) Business Days following the end of the period referred to in Clause 6.3.2, the Purchaser will be understood to have foregone its claim and waived all remedies in relation to the Leakage.
iv.If (i) such Vendor expressly accepts the Leakage in the Leakage Response, or (ii) a relevant arbitration tribunal renders a final and unconditional award accepting the Leakage pursuant to the dispute resolution procedure set forth in Clause 17, such Vendor will be obliged to pay to the Purchaser an amount equal to the Leakage plus the accrued interests within fifteen (15) Business Days from the date on which the Purchaser received the Leakage Response accepting the Leakage or from the date on which the arbitration tribunal rendered its final (and not appealable) award, as applicable.

7.WARRANTIES AND LIABILITY REGIME
a.Vendors' warranties

Each Vendor warrants to the Purchaser that the statements set out in Schedule 5 (the “Vendors’ Warranties”) are true and accurate as of Signing Date and as of the Completion Date by reference to the facts and circumstances then subsisting (or, if the relevant warranty refers to a particular date, as of the date referred to in the relevant warranty only), provided that, (i) the Vendors shall disclose any event occurring or matter of which they become aware and that arises after the Signing Date and before the Completion Date and which result in any of Vendors’ Warranties being untrue or inaccurate; and (ii) the Vendors’ Warranties regarding the capacity, ownership of the Shares and absence of Encumbrances over these are made by each Vendor only in respect of their capacity as seller and owner of their portion of the Shares and all of Vendors’ Warranties are essential to this purchase Transaction.
As set forth in Clause 7.3.1, the Vendors shall not bear any liability whatsoever with respect to a Breach of Vendor’s Business Warranties and the Purchaser’s sole remedy would be the coverage under the W&I Insurance Policy, except when those have been caused by the Vendors’ wilful misconduct (dolo) or gross negligence (culpa grave). As consequence, the Parties agree that if any Vendors’ Business Warranties is not covered under the W&I Insurance Policy on Completion Date for any reason whatsoever, such Vendors’ Business Warranty shall have not be deemed granted by the Vendors under this Agreement and therefore the Vendors would have no liability against the Purchaser for any Breach of such Vendors’ Business Warranty.
The Purchaser acknowledges and agrees that Schedule 5 contains the only warranties provided by the Vendors under this Agreement.
b.Purchaser's Warranties
The Purchaser warrants to the Vendors that the statements set out in Schedule 6 are true and accurate as of Signing Date and as of the Completion Date by reference to the facts and circumstances then subsisting (or, if the relevant warranty refers to a particular date, as of the date referred to in the relevant warranty only).
The Vendors acknowledge and agree that Schedule 6 contains the only warranties provided by the Purchaser under this Agreement.
c.Liability regime of the Vendors
The Parties expressly agree that this Clause 7 sets out the full extent of the indemnity regime for Damages deriving from this Agreement and, consequently, all and the only remedies available to the Purchaser against the Vendors in relation thereto.
i.The liability of the Vendors towards the Purchaser in connection with any Breach shall be governed by the following rules:
1.Subject to the limitations and exclusions of Clause 7, the Vendors shall be liable towards the Purchaser exclusively for the Damages suffered by the Purchaser as a result of a Breach of the Fundamental Representations and Warranties given by the Vendors (the "Claimable Breaches") as follows:
a.individually (individualmente) liable for Claimable Breaches related to the Fundamental Representations and Warranties set out in section 1, 2.1, 2.4, 3 and 5 of Schedule 5;
b.jointly (mancomunadamente) liable for Claimable Breaches related to the Fundamental Representations and Warranties set out in section 4.1.4 of Schedule 5 according to the Vendors’ Prorate Share; and
c.jointly and severally (solidariamente) liable for Claimable Breaches related to the Fundamental Representations and Warranties set out in sections 2.2, 2.3, 4.1.1, 4.1.2, 4.1.3, 4.1.5 and 4.2.1 of Schedule 5.
2.Consequently, and for the avoidance of doubt, the Vendors shall not be liable towards the Purchaser for Damages exceeding one euro (€1.00) deriving from a Breach of the Business Warranties (the "Insured Breaches") and the Purchaser shall not be entitled to submit a claim towards the Vendors in connection therewith, except when those have been caused by the Vendors’ wilful misconduct (dolo) or gross negligence (culpa grave) in connection therewith.
The only and sole remedy available to the Purchaser pursuant to this Agreement in connection with Damages deriving from Insured Breaches, shall be the coverage provided by the W&I Insurance Policy, irrespective of the actual amounts received thereunder from the Warranty Insurer and also irrespective of any exclusions and limitations that might apply under the W&I Insurance Policy.

3.For any other Breaches different from Breaches of the Vendors’ Warranties, the Vendors will be jointly (mancomunadamente) liable according to the Vendors’ Prorate Share towards the Purchaser.
ii.In connection with the foregoing, the Purchaser hereby:
1.represents that, except in the case of willful misconduct (dolo) or gross negligence (culpa grave) of the Vendors, pursuant to the terms of the W&I Insurance Policy, the Warranty Insurer agrees not to exercise any right of subrogation acquired under or in connection with the W&I Insurance Policy against a Vendor;
2.expressly agrees, accepts and acknowledges, as an essential condition for the Vendors to enter into this Agreement, that the liability of the Vendors for all Damages arising from Insured Breaches shall in any event and at all times be limited and shall not exceed one euro (€1.00) in the aggregate;
3.confirms that it has taken out the W&I Insurance Policy with the Warranty Insurer in order to cover the Damages deriving from a Breach of the Business Warranties on the terms it has considered appropriate and adequate;
4.acknowledges that the validity and collectability risk in respect of the W&I Insurance Policy shall solely and irrevocably rest with the Purchaser;
5.acknowledges and accepts that Purchaser’s sole right of recovery in excess of the cap on liability specified in paragraph (B) above and Clause 7.3.4 below in respect of any claims for Damages deriving from Insured Breaches, shall be from the W&I Insurance Policy and not from the Vendors; and
6.therefore, expressly, irrevocably and unconditionally waives any right (including, but not limited to, rights of subrogation) to claim against the Vendors for Insured Breaches in excess of the cap on liability specified in paragraph (B) above and Clause 7.3.4 below and any further claims and legal actions.
iii.In light of the above, the Purchaser expressly waives, in the broadest terms admissible by law, any claim against any of the Vendors, to which it might otherwise be entitled under the Applicable Law (including, but not limited to, the Spanish Civil Code – Código Civil or Commercial Code – Código de Comercio) different from this Agreement in relation to any Breach by any of the Vendors, in particular, waiving:
1.any right to terminate this Agreement (resolución o rescisión);
2.any rights or remedies arising out of the legal regime for remedy due to hidden defects (vicios ocultos) regulated in section 1,484 et seq. of the Spanish Civil Code (which are substituted by the regime set forth in this Agreement);
3.the rules on indemnification for lump-sum sales or collective sales or en-bloc sales regulated in section 1532 of the Spanish Civil Code; and
4.the tort or extra-contractual liability provided for in section 1902 of the Spanish Civil Code, provided that it has a direct or indirect relation with this Agreement.
iv.Liability limits
1.Time limits
The Vendors shall not be liable to indemnify the Purchaser for the Damages unless a notice of claim is given within:
a.five (5) years following the Completion Date, with respect to the Fundamental Representations and Warranties of the Vendors;
b.one (1) month following the respective statutory limitation period (plazo de prescripción), with respect to the Vendors’ Business Warranties related to tax, labour or social security matters; and
c.eighteen (18) months following the Completion Date, with respect to all other matters.

For further clarification, the Parties state for the record that the notice of a claim, or of any incident or circumstance from which a Damage could arise, that is made within the corresponding limitation period, will suspend the limitation period in each case.
2.Quantitative limits
a.The maximum amount of Vendors’ liability for a Breach of Fundamental Representations and Warranties towards the Purchaser shall be 100% of the Consideration paid to Vendors (as regards a Breach of Vendors’ Fundamental Representations and Warranties).
b.The limitations on Vendors’ liability under this clause will not apply if Damages suffered by the Purchaser arise from (i) claims made if the Purchaser is deprived of all or part of the Shares and the Subsidiaries’ Shares owing to a firm ruling and a right previous to Completion Date (saneamiento por evicción), valid ownership and absence of liens on the Shares and the Subsidiaries’ shares; or (ii) any or all of the Group Companies being involved in insolvency proceedings before Completion Date.
c.The maximum amount of Vendors’ liability towards the Purchaser with respect to an Insured Breach shall be in aggregate one euro (€1.00).
v.Liability exclusions
The Vendors shall not be liable to the Purchaser, and the Purchaser shall not be entitled to bring a claim:
1.if the Breach of the Vendors’ Warranties does not constitute a Claimable Breach or Insured Breach;
2.in cases where the liability originates from facts, events or acts taking place after the Completion Date;
3.in cases where the liability is due to changes in legislation or case law after the Completion Date;
4.in cases where the facts, circumstances or the events which could form the basis of a potential claim have been Fairly Disclosed in this Agreement or in the Disclosed Information; and
5.to the extent the Damage is effectively covered by an insurance policy and payment is made by the relevant insurer to the Party suffering the Damage. For the avoidance of doubt, this paragraph shall not limit or prevent the ability of the Purchaser to bring a claim against Vendors with respect to Claimable Breaches, even if and to the extent any Damages related to such Claimable Breaches are covered by the W&I Insurance Policy.
The Vendors shall not be liable for Damages of a potential or contingent nature until these Damages materialise, as the case may be.
No Party shall be entitled to be indemnified more than once for the same Damage.
vi.Claims procedure for Claimable Breaches
1.Direct claims
In the event of a Claimable Breach not arising from a claim by a third party, the following procedure will be followed:
a.The Purchaser, directly or through the Group Company affected by the claim, acting with reasonable diligence from the date it becomes aware of the Claimable Breach, will give the Vendors notice of the nature of the Damage and, if possible, the relevant amount, claiming compensation for that Damage and submitting the supporting documents the Purchaser may consider reasonable and relevant (the “Notice of the Direct Claimable Breach”). The Purchaser’s failure to give prompt notice to Vendors’ will not release the Vendors from their obligations of compensation under this Agreement.
b.Within 10 Business Days from receipt of the Notice of the Direct Claimable Breach, the Vendors must notify the Purchaser of (i) the Vendors’ acceptance of the claim and of their obligation to pay the corresponding amount claimed by the Purchaser, or (ii) the Vendors' objection, whether in whole or in part, to the claim. If the Vendors do not give Purchaser notice of their response within 10 Business Days, it will be assumed that the Vendors rejects the claim.
c.In the event of total or partial acceptance of the claim, the Vendors will pay the Purchaser the amount for which they have accepted liability within 20 Business Days from the date of notice by the Vendors to the Purchaser of their acceptance of the claim.
d.If the Vendors reject the claim in whole or in part, the Purchaser can start the dispute resolution procedure under clause 17 to claim payment of the amounts or items that the Vendors have not accepted.
2.Third-party claims
In the event of a claim or action brought by a third party, whether a private individual, government entity or any public entity or organization (and whether through court, out-of-court or administrative proceedings), regarding matters that, if the claim or action succeeds, might give rise to a Claimable Breach, the following procedure will apply:
a.The Purchaser, directly or through the Group Company affected by the claim, acting with reasonable diligence from the date it becomes aware of the third-party claim or action that might give rise to a Claimable Breach and, to the extent possible, within the first third of the term provided by law for response to the third-party claim (if any), will give the Vendors notice of the nature of the Claimable Breach and, if possible, the relevant amount, claiming compensation for that Damage and submitting the supporting documents the Purchaser may consider reasonable and relevant (the “Notice of the Claimable Breach”). The Purchaser’s failure to give prompt notice to Vendors will not release the Vendors from their obligations of compensation under this Agreement except if such delay jeopardizes or worsens the liability of the Vendors.
b.Within 10 Business Days from the receipt of the Notice of the Claimable Breach or, where a term for response is provided by law, within the second third of that statutory term for response to a third-party claim, the Vendors will inform the Purchaser that the Vendors (i) reject that the third-party claim or action could give rise to a Claimable Breach, or (ii) accept that the third-party claim or action could give rise to a Claimable Breach.
If the Vendors do not give the Purchaser notice under the terms in the preceding paragraph or the response is other than as provided in the preceding paragraph, the Vendors will be held to have rejected their liability in full. The Purchaser will be entitled to present its defence or accept the third-party claim, whichever it considers most appropriate, and the provisions of clause 7.3.6.(B)(v) will apply and Vendors will be responsible for all the costs incurred in connection with the claim
c.If the Vendors reject that the third-party claim or action could give rise to a Damage for a Claimable Breach, the Purchaser will be entitled to present the defense it considers most appropriate, including court or out-of-court settlement, admission or challenge of the claim, and the Vendors will have no right to obstruct the Purchaser’s actions in this regard except if the Purchaser actions may increase the amount of Damages that the Purchaser claims to the Vendors. This is without prejudice to the Purchaser’s right to start the dispute resolution procedure under clause 17 at any time following the Vendors’ response to the Notice of the Claimable Breach.
d.If the Vendors accept that the third-party claim or action could give rise to Damages for a Claimable Breach, it must state in the response (i) the instruction given to the Purchaser to accept the third-party claim, with the Vendors’ assuming full liability and payment, or (ii) whether the Vendors assert their right to defense against the third-party claim or action, in which case they will accept full liability for all costs related to that defense in court or out-of-court proceedings, with full indemnity for the Purchaser in accordance with the terms of this Agreement. Nevertheless, any out-of-court settlement or admission relating to the third-party claim will require the Purchaser’s written consent, which cannot be unreasonably withheld.

e.If the Vendors accept that the third-party claim could give rise to a Claimable Breach, the Vendors will pay the full amount of the Damage at least 10 Business Days before the date on which the payment is due to the third-party claimant (regardless of whether the ruling is subject to appeal) including, if applicable, payment to any government bodies. In the event of a petition for suspension of provisional enforcement of a court ruling for payment of cash amounts, the Vendors will deliver a sufficient bond under the terms required.
d.Liability regime of the Purchaser
The Purchaser shall indemnify the Vendors for any damages (determined in accordance with article 1,106 of the Spanish Civil Code) arising from any of the warranties set forth in Clause 7.2 that are false or inaccurate in any respect as of Completion Date.

8.TERMINATION
a.The Vendors shall be entitled to terminate this Agreement if the Purchaser does not proceed to Completion or fails to comply with its payment obligations in accordance with Clause 5.3 above.
b.The Purchaser shall be entitled to terminate this Agreement if any Vendor does not proceed to Completion or fails to comply with its obligations at Completion as set out in section 1 of Schedule 3. If whether prior to or following Completion the Purchaser becomes aware that there has been a Breach of the Vendors’ Warranties different from the Fundamental Representations and Warranties or of any other obligation of the Vendors under the Agreement, the Purchaser shall not be entitled to terminate or rescind this Agreement and its sole right shall be to make a claim for Damages.
c.Where this clause applies, this Agreement, with the exception of Clauses 1 (Definitions and Interpretation), 9 (Announcements and Confidentiality), 11 (Assignment), 12 (Entire Agreement), 13 (Variation), 14 (Notices), 15 (Costs and Expenses), 16 (General) and 17 (Governing law and arbitration), shall automatically terminate with immediate effect and each Party's rights and obligations other than those specified above shall cease immediately on termination. Such termination shall not affect the respective rights and obligations of the Parties accruing before termination.

9.VENDORS’ NON-COMPETE
a.From the date of the Agreement to one (1) year after the Completion Date, BARBEL, whether acting directly or indirectly through any company Controlled by BARBEL or by any person acting as an intermediary, agrees, within the Territory:
i.not to carry out the Activities of the Group;
ii.not to advise, manage or Control any third persons that carry out those Activities;
iii.not to acquire a stake sufficient to gain Control of those third persons;
iv.not to enter into any employment, commercial or professional relationship with any entity, company or business whose corporate purpose includes carrying out the Activities of the Group;
v.concerning the Activities of the Group, not to advise or act on behalf of customers, suppliers or third parties that have commercial or professional relationships with the Group Companies;
vi.not to be employed by or hold office with, or direct or represent those third persons, whether for remuneration or otherwise;
vii.not to employ or attempt to employ any member of the workforce or management team of the Group Companies, or incite them to resign from their job or persuade them to end their position as agent or collaborator of the Group Companies provided always that this shall not prevent the employment of any person who responds to a non-targeted bona fide recruitment advertisement in the ordinary course of business except if such solicitation is made cause by customary;
viii.not to interfere, threaten or damage the Activities of the Group; and
ix.not to use or apply for registration of any domain name, trade names, trademark, logos, signs, or any other distinguishing signs that are identical or similar to those used by the Group Companies.

b.From the date of the Agreement to two (2) years after the Completion Date, UZTURRE, whether acting directly or indirectly through any company Controlled by UZTURRE or by any person acting as an intermediary, agrees, within the Territory:
i.not to carry out the Activities of the Group, not to advise, manage or Control any third persons that carry out those Activities; not to promote, sponsor or acquire a stake sufficient to gain Control of any entity, company or business whose corporate purpose includes carrying out the Activities of the Group; and not to be employed by or hold office with, or direct or represent those third persons, whether for remuneration or otherwise;
ii.not to enter into any employment, commercial or professional relationship with any entity, company or business whose corporate purpose includes carrying out the Activities of the Group;
iii.concerning the Activities of the Group, not to advise or act on behalf of customers, suppliers or third parties that have commercial or professional relationships with the Group Companies;
iv.not to employ or attempt to employ any member of the workforce or management team of the Group Companies, or incite them to resign from their job or persuade them to end their position as agent or collaborator of the Group Companies provided always that this shall not prevent the employment of any person who responds to a non-targeted bona fide recruitment advertisement in the ordinary course of business except if such solicitation is made cause by customary;
v.not to interfere, threaten or damage the Activities of the Group or its commercial relationships with third parties; and
vi.not to use or apply for registration of any domain name, trade names, trademark, logos, signs, or any other distinguishing signs that are identical or similar to those used by the Group Companies.

10.ANNOUNCEMENTS AND CONFIDENTIALITY
a.The Purchaser and the Vendors shall treat as strictly confidential and not use any information received or obtained as a result of entering into or performing this Agreement (or any other agreement entered into under or pursuant to the Transaction Documents) which relates to:
i.the provisions of this Agreement (or any other Transaction Document);
ii.the negotiations relating to this Agreement (and such any other Transaction Document); or
iii.any other parties and their Affiliates as at Signing Date and the business carried on by each of them.
b.No announcements or press or media releases regarding the existence or contents of the Transaction Documents shall be made by any of the Parties unless and until the form and content of such announcement or release (including any mention of the Consideration) have been submitted to and agreed by the Vendors and the Purchaser.
c.The provisions of Clause 10.1 shall not prohibit the announcement, releases, disclosure or use if and to the extent such information is:
i.required by law or for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or any Transaction Document;
ii.required by the applicable rules of any stock exchange on which the securities of the Parties to this Agreement (or one of their Affiliates from time to time) are listed or quoted (or on which it is proposed that such securities be listed or quoted during the process of applying to become so listed or quoted) or any other competent regulatory Authority;
iii.required to vest the full benefit of this Agreement or any other Transaction Document in any Party;
iv.made to or used on a confidential basis by the professional advisers, auditors and bankers or other funding parties or prospective funding parties of each Party (including by BARBEL to the advisors of Magnum Capital II (SCA) SICAR and its management company and the companies advised or managed by this latter), rating agencies or to the extent that disclosure is made to a Tax Authority in connection with the tax affairs of the disclosing party or a holding company of that party;
v.publicly available (or becomes publicly available) other than as a result of disclosure by the Parties, or any other person, in breach of any obligations of confidentiality;
vi.disclosed pursuant to the prior written approval of the Purchaser and the Vendors;

vii.subsequently obtained free of any restrictions on use or obligations of confidentiality from a third party which is itself free of any restrictions on use or obligations of confidentiality with respect to that information;
viii.already in the possession of that Party and is not subject to an obligation of confidentiality or a restriction on use;
ix.independently developed after the Completion Date; or
x.disclosed to any of the direct or indirect shareholder, partner, manager, investor or potential investor in (including by BARBEL to any limited partner of Magnum Capital II (SCA) SICAR or to any entities managed or advised by its management company), or actual or potential debt or equity financiers of, the Vendors or in any of its Affiliates provided that each such person is made aware of the confidential nature of any information so disclosed.
d.The restrictions contained in Clause 10 shall continue to apply for a period of two (2) years from the Completion Date.

11.ASSIGNMENT
a.This Agreement shall be binding on and be for the benefit of the Parties, but no Party may assign or otherwise transfer the whole or any part of this Agreement without the prior written consent of the other Parties, except as set out in Clause 11.2.
b.The Purchaser may assign this Agreement and / or any rights and obligations under this Agreement:
i.to one or more of its Affiliates on Completion Date and simultaneously (en unidad de acto) to Completion or after Completion, and if such assignee ceases to be an Affiliate of the Purchaser, all benefits relating to this Agreement assigned to such assignee(s) shall be deemed automatically by that fact to be re-assigned to the Purchaser immediately before such cessation; or
ii.to any bank(s) or financial institution(s) providing debt financing to the Purchaser or any Affiliate in the context of the Transaction exclusively for the purposes of securing the facilities being made available to the Purchaser or any Affiliate.
in both events provided that the Purchaser serves a prior written notice to the Vendors of any such assignment so that the Vendors can complete its "know your customer" procedure of the assignee prior to the assignment of the Agreement.

12.ENTIRE AGREEMENT
a.This Agreement, the Confidentiality Agreement, the Financing Letter attached as Schedule 8 and other documents to be delivered at Completion (the "Transaction Documents") contain the entire agreement between the Parties with respect to the Transaction contemplated in this Agreement and shall (save where there has been a wilful misrepresentation) supersede all prior proposals, representations, agreements and negotiations relating thereto, whether written, oral or implied, between the Parties or any of them or their respective advisers or any of them, including the Confidentiality Agreement.
b.The Parties expressly agree and acknowledge that the terms and conditions contained in this Agreement set out the full extent of the regime for indemnity and/or compensation for damages relating to the purchase and sale of the Shares set out in this Agreement and, consequently, such terms and conditions comprise all the remedies available to any Party as against any other Party in relation to the Transaction. Thus, each of the Parties acknowledges that shall have no remedy in respect of any warranties, representations, statements, undertakings or covenants of any nature not expressly set out in this Agreement or the other Transaction Documents.

13.VARIATION
No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of the Vendors and the Purchaser.

14.NOTICES

a.All notices, requests, demands or other communications to or upon the respective Parties pursuant to this Agreement shall be given in writing by any effective means which ensures delivery of the notice and proves its actual receipt, content and date (through a Notary Public, by hand with acknowledgment of receipt, by burofax or by any other means with similar effect). Notifications by email will also be valid provided that (i) a written transaction report to show successful sending and receipt is available, and (ii) the notification is additionally sent by fax to the other Party.
b.Notices will be considered received, provided that they are served, for each of the Parties, at the following addresses:
i.in the case of the Purchaser:

To: Neenah, Inc.
Att.: Noah S. Benz
Address: 3460 Preston Ridge Road, Suite 600, Alpharetta, GA 30005 United States of America
Email: noah.benz@neenah.com

With copy to:
To: Cuatrecasas, Goncalves Pereira, S.L.P.
Address: Almagro 9
Att.: Antonio Baena
E-mail: antonio.baena@cuatrecasas.com

ii.in the case of Vendors:

To: Barbel S. à r. l.
Att.: Mr René Thiel
9A rue Gabriel Lippmann
L-5365, Munsbach
Grand Duchy of Luxembourg
Email: rene.thiel@lri-group.lu / js@magnumpartners.com / cm@magnumpartners.com

To: Uzturre Capital, S.L.
Address: Barrio Soravilla s/n, Andoain (Guipúzcoa), Spain
Email: francisco.pagola@uzturrecapital.com / emilio.arocena@uzturrecapital.com

And with copy to:
To: Herbert Smith Freehills Spain LLP
Att.: Mr Marcos Fernández-Rico
Address: Calle Velázquez 63, 28001, Madrid
Fax: +34 91 423 40 43
Email: marcos.fernandez-rico@hsf.com

c.A Party may notify any other Party to this Agreement of a change to its name, relevant addressee, address, email or fax number for the purposes of this Clause 14, provided that, such notice shall only be effective on:
i.the date specified in the notice as the date on which the change is to take place; or
ii.if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is given, the date following five (5) Business Days after notice of any change has been given.

15.COSTS AND EXPENSES
a.The Parties shall each pay their own costs in connection with the preparation and negotiation of the Transaction evidenced by this Agreement and in preparing and negotiating this Agreement and the Transaction Documents.
b.Fees for advisors, auditors and other professionals will be paid by the Party that hired their services in each case.
c.The Purchaser shall be responsible for any notary fees, registration or filing fees or other transaction duties or similar expenses, payable in connection with this Agreement, any public or notarial document required to implement the terms of this Agreement and the Transaction evidenced by it.
d.Taxes resulting from executing the Transaction and performing this Agreement will be borne, in each case, by the Party specified under Applicable Law.

16.GENERAL
a.Interest
Where in terms of or pursuant to this Agreement payment is expressed to fall to be paid on a particular day or date or would have been paid on a particular date but for the Parties not having agreed the amount of the payment or not having received the determination of a court, interest shall be paid at the rate of EURIBOR plus four (4) per cent. per annum by the Party due to make the payment of principal from the date upon which payment would have been made had the payment been agreed until the date actually paid. Such interest shall accrue both before and after judgment and shall be calculated on the basis of actual days elapsed, a year of 360 days and monthly compounding.
b.Notarisation
i.The Parties shall formalise a notarial deed (escritura de cierre) on Completion Date in accordance with Clause 5.1 and this Agreement shall be formalised.
ii.The Purchaser shall be entitled to appoint the Notary Public before whom this Agreement and the notarial deed on Completion Date will be notarised.
c.Counterparts
This Agreement may be executed in any number of counterparts and by each of the Parties on separate counterparts each of which when executed and delivered shall be deemed to be an original, but all the counterparts together shall constitute one and the same agreement becoming effective when counterparts have been signed by each of the Parties and delivered to the other Party.
The exchange of copies of this Agreement and of signature pages by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted as set out herein shall be deemed to be their original signatures for all purposes provided that an original copy of the executed Agreement may be requested by any of the Parties to be couriered.

17.GOVERNING LAW AND ARBITRATION
a.This Agreement is governed by the common laws of Spain (ley española común) and the Parties agree that all disputes arising under or in connection with it, and any and all disputes arising from or in connection with its negotiation, its validity or invalidity or its enforceability or unenforceability, or otherwise howsoever, shall be governed by and determined exclusively in accordance with common laws of Spain (ley española común).

b.All disputes arising out of or in connection with this Agreement will be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with these Rules. The language to be used in the arbitration will be English. The place of arbitration will be Madrid (Spain). The arbitral tribunal will decide the matter in law.

IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the date and in the place first before written.

[Remainder of page intentionally left blank; signature page follows]

Barbel S. à r. l.

/s/ Mr Jorge Santiago Cristobal
Name: Mr Jorge Santiago Cristobal
Title: Attorney
Date: 3/1/2021

Uzturre Capital, S.L.

/s/ Francisco Javier Pagola Mendieta
Name: Mr Francisco Javier Pagola Mendieta
Title: Attorney
Date: 3/1/2021

Neenah, Inc.

/s/ Julie Schertell
Name: Ms Julie Schertell
Title: President and Chief Executive Officer
Date: 3/1/2021

SCHEDULE (A) – THE COMPANY
(FOR INFORMATION PURPOSES ONLY)

Name of Company:	Global Release Liners, S.L.
Incorporation details:	Incorporation public deed granted before the Notary Public of Madrid Mr Ignacio Ramos Covarrubias on 8 November 2016, with number 5,593 of his public records
Tax Identification Number:	[redacted]
Registered Office:	Barrio Soravilla s/n, Andoain (Guipúzcoa), Spain
Members of the Board of Directors:	a.Magnum Business Directors III, S.L.U., represented by Mr Jorge Santiago Cristóbal
a.Magnum Business Directors IV, S.L.U., represented by Mr Jorge Santiago Cristóbal
a.Mr Ángel Corcóstegui Guraya
a.Mr Enrique de Leyva Pérez
a.Mr Olivier Loïc Lavaud
a.Uzturre Capital, S.L. represented by Mr Francisco Javier Pagola Mendieta
a.Mr Emilio Arocena Hernandorena
Chairman:	Mr Ángel Corcóstegui Guraya
Vice-Chairman First:	Uzturre Capital, S.L. represented by Mr Francisco Javier Pagola Mendieta
Vice-Chairman Second:	Mr Emilio Arocena Hernandorena
Secretary non director of the Board:	Mr Nicolás Martín Martínez de Lecea
First Vice-Secretary non director of the Board:	Mr Marcos Fernández-Rico Núñez
Issued Share Capital:	€1,298,853 comprising 1,298,853 shares with a face value of €1 each numbered 1 to 1,298,853 (both inclusive)
Financial year:	1 January to 31 December

SCHEDULE (B) – THE SHARES

Vendor	Number of Shares	Title deed	Encumbrances
BARBEL	1,003,000 class A shares with a face value of €1 each, numbered from 1 to 1,003,000, both inclusive.
3,000 shares numbered from 1 to 3,000 pursuant to the public deed granted on 17 November 2016 before the Notary Public of Madrid Mr Antonio Luis Reina Gutiérrez under number 9,292 of his public records.
1,000,000 shares numbered from 3,001 to 1,003,000, both inclusive, pursuant to the public deed dated 15 December 2016 notarising the share capital increase and granted before the Notary Public of Madrid Mr Antonio Luis Reina Gutiérrez under number 10,308 of his public reco
Pledge over the shares granted on 20 December 2016 before the Notary Public Mr Antonio Luis Reina Gutiérrez, as extended and ratified on 27 February 2017 pursuant to the public deed granted before the Notary Public Mr Antonio Luis Reina Gutiérrez.
UZTURRE	295,853 class B shares with a face value of €1 each, numbered from 1,003,001 to 1,298,853, both inclusive.	295,853 class B shares with a face value of €1 each, numbered from 1,003,001 to 1,298,853, both inclusive pursuant to the public deed dated 20 December 2016 notarising the share capital increase granted before the Notary Public of Madrid Mr Antonio Luis Reina Gutiérrez under number 10,511 of his public records.	Pledge over the shares granted on 20 December 2016 before the Notary Public Mr Antonio Luis Reina Gutiérrez, as extended and ratified on 27 February 2017 pursuant to the public deed granted before the Notary Public Mr Antonio Luis Reina Gutiérrez.

SCHEDULE (C) – THE SUBSIDIARIES

Name	Nationality	Stake owned
INDUSTRIAS DE TRANSFORMACIÓN DE ANDOAIN, S.A.U.	Spain	100%
ITASA ASIA SDN BHD	Malaysia	100%
		ITASA	Company
ITASA AMERICAS, S.A. de CV	Mexico	99%	1%

SCHEDULE 1 – DEFINITIONS AND INTERPRETATION

In this Agreement, except so far as the context otherwise requires, the following terms shall have the following meanings:
“Activities” means the activities carried out by the Group Companies on the Completion Date;
"Affiliate" means a company which is a subsidiary of the party concerned or which is direct or indirect a holding company of such party or a subsidiary of such holding company; a company is a "subsidiary" of another company (its "holding company") if that other company, directly or indirectly, through one or more subsidiaries controls the former, as the term "control" is defined in article 42 of the Spanish Commercial Code;
“Applicable Law” means the Spain common law (ley española común”);
“Authority” means (i) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government; (ii) any public international organization; (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition; (iv) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other Person described in the foregoing clauses (i), (ii) or (iii) of this definition; or (v) any political party;
“Breach” means any of the Vendors' Warranties being false or incorrect or incomplete or inaccurate and/or any non-fulfilment of any other Vendors’ obligation under this Agreement;
"Business Day" means a day (other than a Saturday or Sunday) on which clearing banks are open for normal business in Spain and Luxembourg;
“Business Warranties” has the meaning set out in Schedule 5;
“CEO” means Olivier Loïc Lavaud;
“Claimable Breaches” has the meaning set out in Clause 7.3.1(A);
"Company" has the meaning set out in Recital (A);
"Completion" means the completion of the Transaction at Completion Date;
"Completion Date" means 6 April 2021;
"Confidentiality Agreement" means the confidentiality letter executed by Neenah Inc. dated 14 December 2020 relating to the confidentiality of certain information about the Transaction;
"Consideration" means the aggregate consideration payable by the Purchaser in accordance with Clause 3.1;
“Damage” means any actual (as opposite to contingent) damages, liabilities or losses, but excluding any loss of profits (lucro cesante), consequential and indirect damages and reputational damages, that the Purchaser or any of the Group Companies incurs or suffers as a result of any of the Vendors’ Warranties being false, incorrect, incomplete or as a result of any breach of the Vendors’ obligations under the Agreement;
"Data Room" means the documents and information (including correspondence, emails and responses to queries) made available by the Vendors’ representatives and the Company on behalf of any of the Group Companies for inspection by or on behalf of the Purchaser (including the Purchaser's advisers) in relation to or connected with the Transaction, on the data site provided by Intralinks from 26 January 2021 to 1 March 2021;
“Disclosed Information” shall mean:
–this Agreement and all of its schedules and exhibits;
–any information contained in the Data Room in such sections and folders of the Data Room in which the relevant information could reasonably be expected, including any answers provided through the Q&A process;
–the reports prepared by any advisors of the Vendors that are disclosed in the Data Room; and
–any written information, including emails, exchanged between Vendors’ representatives and Purchaser’s representatives on a counsel-to-counsel basis in relation to the Transaction that is either disclosed in the Data Room or specified in this Agreement.
"Encumbrance" means any interest or equity of any person, including but not limited to: any right to acquire, charge, mortgage, pledge, security interest, lien, assignment, option, right of pre-emption, hypothecation, right of retention of title or other analogous - conditional or otherwise - third party right;

"EURIBOR" (European Interbank Offered Rate) means, for any relevant day, the interest rate for a one (1) month period credits and loans in EUR offered by prime banks in the euro wholesale money market or interbank market as displayed on the Reuter Screen EURIBOR01 page (or such other Reuter screen or page as may replace such screen for the purpose of displaying the same rate for a one (1) month period credits and loans in EUR) at or about 11:00 a.m. (London time) on the date that is two (2) Business Days prior to the relevant day;
"Existing Encumbrances" means (i) any Encumbrance arising pursuant to the operation of law; and (ii) the pledge over the shares of the Company and ITASA granted on 20 December 2016 before the Notary Public Mr Antonio Luis Reina Gutiérrez, as extended and ratified on 27 February 2017 pursuant to the public deeds granted before the Notary Public Mr Antonio Luis Reina Gutiérrez;
“Fairly Disclosed” means matters in the Disclosed Information which are fairly disclosed to the extent that such matters are disclosed in sufficient detail to enable an investor and/or its advisers experienced in transactions of the nature of the Transaction to assess the substance, nature and potential or actual breach of a Vendors’ Warranty, covenant or obligation under this Agreement;
“Fundamental Representations and Warranties” has the meaning set out in Schedule 5;
"Group" means the Company and the Subsidiaries;
"Group Company" means any member of the Group;
"Group's Existing Financing Arrangements" means the financing agreements granted in connection with the acquisition financing of the Group as detailed in Schedule 7;
"Group's Existing Financing Arrangements Amount" means the amount necessary to release and fully terminate the Group's Existing Financing Arrangements including the costs, expenses and commissions payable by the Group Companies to the lenders under the Group's Existing Financing Arrangements as a result of the termination of the Group's Existing Financing Arrangements at Completion Date;
“Insured Breaches” has the meaning set out in Clause 7.3.1(B);
"Interim Period" has the meaning set out in Clause 4.1.1;
“ITASA” means Industrias de Transformación Andoain, S.A.;
"Leakage" has the meaning set out in Clause 6.1;
"Leakage Notice" has the meaning set out in Clause 6.3.1;
"Leakage Response" has the meaning set out in Clause 6.3.2;
"Locked-box Date" means 31 December 2020;
"Management Transaction Bonus" means the amount of the bonus to be paid by the Group Companies to the Senior Employees pursuant to the existing bonus scheme in force as of the Signing Date as set out in Clause 4.4.1;
“Material Adverse Change” means any action, circumstance or event happening to the Group between Signing Date and Completion Date that results in a reduction of the aggregate annual EBITDA of the Group for 2021 by more than 40% in respect of the aggregate EBITDA of the Group for the 12 month period ending on the Locked-box Date; provided that none of the following shall be taken into account in determining whether there has been a Material Adverse Change: (i) the effect of general economic, regulatory or political conditions or conditions in the financial, credit or securities markets (including changes of interest, currency, exchange rates, commodity prices and fuel cost); (ii) the effect of any acts of God, COVID-19 or any COVID-19 measures or any change in such COVID-19 measures or protest events, pandemics, natural disasters, terrorism, hostilities, sabotage, war or any escalation or worsening of acts of terrorism, hostilities or war; (iii) any effect resulting from the announcement and pendency of the Transaction including by reason of the identity of Purchaser or any communication by Purchaser regarding the plans or intentions of Purchaser with respect to the conduct of the business of the Company or any of its Subsidiaries, and including any loss, diminution or disruption of any of the foregoing on any relationships, contractual or otherwise, with existing or prospective customers, suppliers, distributors, collaboration partners, employees or regulators; (iv) the effect of any change that generally affects the industries or markets in which the Group Company operates, including cyclical fluctuations and trends; and (v) the effect of any action taken, or failure to take any action, in each case, to the extent such action or failure to take action is required by the express terms of this Agreement or to which Purchaser has approved, consented or requested;
“Material Agreement” means any customer and supplier contract entered into by any Group Company with an annual economic impact for the Group Companies higher than €500,000;
“Party / Parties” means the Vendors and the Purchaser, jointly, and either of them individually;
"Permitted Leakage" means those payments set out or described in Schedule 4;

"Purchaser Group" means the Purchaser and its Affiliates;
“Senior Employees” means Victor Arasanz, Gonzalo Muñoz and Joseba Zugasti;
“Shareholders’ Agreement” means the existing investment and shareholders’ agreement entered into between the Company and the Vendors on 20 December 2016, to be terminated upon Completion;
"Shares" has the meaning set out in Recital (B);
“Financing Letter” means the financing letter executed by the Vendors and the Purchaser (as defined therein) dated 1 March 2021 and attached as Schedule 8;
"Signing Date" means the date first appearing in this Agreement;
"Subsidiary" has the meaning set out in Recital (C);
“To the Best of Vendors’ Knowledge” refers to the extent of knowledge that may be legally required of a shareholder of the Group following due enquiries of the matter with the greatest possible degree of diligence of a shareholder;
"TARGET2" means Trans-European Automated Real-time Gross Settlement Express Transfer System;
"Tax" means any tax payable or which shall become payable by the Group Companies including, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);
"Tax Authority" means any person, court, tribunal, authority or institution in any part of the world competent to impose, collect or administer any Tax or make any decision or ruling on any matter relating to tax;
“Territory” means the areas in which the Group Companies carry out the Activities of the Group;
"Transaction" means the sale and transfer by the Vendors, and the purchase and acquisition by the Purchaser, of the Shares and the purchase by the Purchaser, together with the actions, transactions and documentation to be executed and performed pursuant to the terms of this Agreement;
"Transaction Documents" has the meaning set out in Clause 12;
"Vendor's Connected Persons" means, in respect of any Vendor:
a) its Affiliates (excluding the Group Companies);
b) each of their respective directors;
c) its direct and indirect shareholders; and
d) their related individuals, in the terms foreseen in article 42.3 of Gipuzkoa’s Regional Regulation 2/2014 on Income Tax (Norma Foral 2/2014, del Impuesto sobre Sociedades del Territorio Histórico de Gipuzkoa);
"Vendors' Warranties" has the meaning set out in Clause 7.1;
“Warranty Insurer” means Euclid Transactional;
“W&I Insurance Policy” means the warranty insurance policy entered into on the Signing Date between the Purchaser and the Warranty Insurer in relation to the Business Warranties.

SCHEDULE 2 – CONDUCT OF THE GROUP

Corporate affairs
1.With reference to any of the Group Companies vary, increase or reduce or repay its issued share/equity capital or loan capital or generally to carry out any capital restructuring of a Group Company or capitalisation of profits, share premium account or reserves.
2.Liquidate or otherwise wind-up a Group Company.
3.Commence any litigation, arbitration or other legal proceedings or, except in the ordinary course of business, compromise, settle release or discharge any such proceeding.
4.Materially amend or terminate any Material Contract other than in the ordinary course of business.
5.Amend or agree to amend the articles of association of any Group Company.
6.Acquire any subsidiary.
7.Subscribe for or otherwise acquire any interest (whether on its behalf or as nominee) in the share capital or instruments convertible into the share capital of any other company or body corporate or purchase any of its own shares.
8.Enter into any legal partnership with any person other than in the ordinary course of business.
Financial matters and borrowings
1.Alter the accounting reference date of a Group Company.
2.Change the accounting policies adopted for the preparation of the financial statements, other than as required to comply with applicable local generally accepted accounting practices of any Group Company or international financial reporting standards.
3.Create any mortgage or charge or Encumbrance on any part of the undertaking, property or assets of the Group (other than any security instrument granted under the Group's Existing Financing Arrangements) for an amount in excess of €1 million in the aggregate.
4.Borrow any money or incur any indebtedness in the nature of borrowing other than for working capital purposes or in the ordinary course of business, in each case under the Group’s Existing Financing Arrangements, or amend any material existing agreements in respect of any such borrowing or indebtedness or enter into any new banking facilities.
5.Give any guarantee or indemnity or security or Encumbrance (other than any security instrument granted under the Group's Existing Financing Arrangements) in respect of the obligations of the Vendors or other person, firm or company (other than a Group Company).
Assets
1.Acquire or sell, transfer, assign or otherwise dispose of any property or any interest therein or contract to do so or grant or surrender any lease in respect other than in the ordinary course of business, but in no instance, where such properties in aggregate have a book or fair value exceeding €1 million.
2.Sell, purchase, transfer, lease, license or otherwise acquire or dispose of its assets other than at what the directors of the relevant Group Company believe to be market value (except for disposals of stock at a discount in the ordinary course of business).
Managers
1.Dismiss (other than for cause or unless not to do so would, in the reasonable opinion of the directors of the relevant Group Company, damage the business of the relevant Group Company) or change the terms of employment of the Senior Employees or the CEO.
2.Increase the annual salary, pensions or other benefits or payments paid to or for the benefit of the Senior Employees or the CEO.

PROVIDED THAT (a) notwithstanding the provisions of this Schedule, the Group shall not be prevented from taking any actions necessary to comply with all and any law and regulations relating to the Group's business and (b) nothing in this Schedule shall operate to restrict or prohibit:
i.any Permitted Leakage;

ii.the Group's Existing Financing Arrangements repayment and cancellation;
iii.to carry out any action or matters which are referred to in Clause 4.2; and
iv.those actions previously approved by the Purchaser pursuant to Clause 4.1.

SCHEDULE 3 – COMPLETION OBLIGATIONS

All the actions described in this Schedule shall be taken simultaneously as a single transaction at Completion (en unidad de acto). Consequently, none of the actions shall be deemed to have been completed until such time as each and every one of the other actions has been completed.
1.VENDORS OBLIGATIONS
The Vendors shall deliver (or procure that there shall be delivered) to the Purchaser:
1.the public deeds representing the titles of ownership of the Vendors over the Shares and over the Subsidiaries’ shares;
2.the letters of resignation executed by the directors of the Company and ITASA pursuant to which such persons resign from their positions in such Group Companies management bodies and declare that they have no claims against any of the Group Companies;
3.a certificate of the Secretary non Director of the board of directors of the Company attesting that any legal or requirements under the Company's articles of association or any shareholders’ agreement to transfer the Shares under this Agreement have been fulfilled;
4.the D1-B forms of divestment of BARBEL (Declaración de Liquidación de Inversión Extranjera en Sociedades no Cotizadas, Sucursales y otras formas de Inversión) to be attached to the public deed;
5.a copy of the termination of the Shareholders Agreement waiving the parties any right they might have arising from such agreement;
6.a letter stating that no Leakage and no Material Adverse Change has occurred; and
7.a letter stating that the Vendors’ Warranties set out in Schedule 5 are true and accurate as of Completion Date by reference to the facts and circumstances then subsisting (or, if the relevant warranty refers to a particular date, as of the date referred to in the relevant warranty only) and when applicable, the Vendors shall disclose in such letter any event which have occurred or matter of which they have become aware and that arose up to Completion Date and which resulted in any of Vendors’ Warranties being untrue or inaccurate (and hence, qualified) following clause 7.1 of the Agreement.
2.PURCHASER'S OBLIGATIONS
The Purchaser shall deliver to the Vendors the following:
1.a copy of the wire transfer orders evidencing the payment of the Consideration to the Vendors done by electronic transfer of cleared funds through TARGET2 system and providing SWIFT confirmation for the same day value on the Completion Date to the bank accounts indicated by the Vendors as set forth in Clause 3.2;
2.a copy of the wire transfer order evidencing payment of the Group's Existing Financing Arrangements Amount to the Group Companies done by electronic transfer of cleared funds through TARGET2 system and providing SWIFT confirmation for the same day value on the Completion Date to the bank accounts as notified in writing by BARBEL as set forth in Clause 4.3.2 for the Group Companies to repay, cancel and release the Group's Existing Financing Arrangements;
3.a notification from the agent bank under the Group's Existing Financing Arrangements certifying the full repayment and cancellation of the Group's Existing Financing Arrangements;
4.release letters duly executed by the Purchaser and addressed to each resigning director of the Company and ITASA, releasing the resigning director from any and all liability whatsoever related to the positions held by them in such Group Companies before Completion Date, declaring that the Purchaser has nothing to claim against them and waiving any future claims against them;
5.a copy of the minutes of the general shareholders' meeting of the Company and ITASA which shall include the acknowledgment of the resignation, the approval of the performance of the resigning directors of such Group Companies, the irrevocable declaration that such Group Companies (and their shareholders) have nothing to claim against any of such director, the waiver of any future claims against them in relation to the positions held by them in such Group Companies before Completion Date and the appointment of new directors in such Group Companies;
6.written confirmation from the Purchaser evidencing that the W&I Insurance Policy has not been amended since Signing Date; and
7.if the Management Transaction Bonus notified to the Purchaser as Disclosed Leakage (and therefore reduced from the Consideration payable to the Vendors at Completion pursuant to Clause 3.1.3) has not been paid by the relevant Group Company as of Completion Date:
a.pay to the Senior Employees (on behalf of the relevant Group Company) the relevant amounts of the Management Transaction Bonus pursuant to the details included in the Pre-completion certificate referred to in Clause 4.4;
b.deliver to the Vendors evidence of the payment of the Management Transaction Bonus to each Senior Employee;
c.deliver to the Vendors a letter discharging the Vendors and the Vendor's Connected Persons from any liability whatsoever in relation to the payment of the Management Transaction Bonus.
3.Parties obligations
1.Parties will deposit the Disclosed Information with the notary public and Vendors will confirm such Disclosed Information to be true and accurate.

SCHEDULE 4 – PERMITTED LEAKAGE

A.Payments expressly provided for under the terms of this Agreement.
B.Rents paid to LURRARTE, S.L. (as landlord) by ITASA (as lessee) under the lease agreement executed on 2 January 2012 as amended from time to time on 20 December 2016, 28 February 2017 and 26 November 2020 in connection with the lease of ITASA headquarters.
C.Any payment made or agreed to be made to the CEO (Olivier Löic Lavaud) deriving from his labour relationship with the Group Companies (including the annual bonus to which he is entitled according to the bonus scheme in force as of the Signing Date and the vehicle leasing and any other compensation in place as of Signing Date).
D.Payments of any amounts deriving from the travel costs and expenses and ancillary costs incurred or to be incurred by the Vendors and the Vendors' Connected Persons (i) accrued prior to the Locked-Box Date in relation to the steering committees and board meetings of the Company and paid between the Locked-box Date and Completion Date to Magnum Industrial Partners Dos, S.L. up to €5,000 plus VAT; and (ii) from the Locked-Box Date to Completion Date in relation to the steering committees and board meetings of the Company and paid or payable to Magnum Industrial Partners Dos, S.L. up to €10,000 plus VAT.
E.Any payment made or liability, cost or expense incurred in connection with any matter undertaken at the written request of, or with the prior written consent of, the Purchaser.

SCHEDULE 5 – VENDORS’ WARRANTIES

A.FUNDAMENTAL REPRESENTATIONS WARRANTIES
1.AUTHORITY AND CAPACITY
a.Each of the Vendors:
i.is validly incorporated, in existence and duly registered under the laws of its country of incorporation, having full legal capacity thereunder.
ii.has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and any other document in the context of the Transaction in accordance with their terms.
b.Each of the Vendors has the legal right and full power and authority to enter into and perform this Agreement and any other document in the context of the Transaction in accordance with their terms.
c.The execution and delivery of this Agreement by each of the Vendors and the performance of and compliance by such Vendor with its terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of such Vendor, any agreement or instrument to which such Vendor is a party or by which it is bound, or any Law, order or judgment that applies to or binds such Vendor or any of its property. Moreover, there are no contractual or legal arrangements which may cause the invalidity or nullity of the acquisition by Purchaser of the Shares envisaged under this Agreement.
d.There are no (i) on-going or threatened legal proceedings; (ii) outstanding judgments, orders, injunctions or decrees of any Authority or arbitration tribunal; or (iii) investigations by any Authority which are pending or threatened, against any of the Vendors that might affect the validity or enforceability of this Agreement and any agreement entered into pursuant to the terms of this Agreement.
e.In respect of each Vendor, no consent, permission, action, agreements of third parties, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, to authorise the execution or performance of this Agreement by such Vendor.
2.TITLE
a.Each Vendor is the sole legal and beneficial owner of the Shares respectively set out for such Vendor in Schedule B and has the right to exercise all voting and economic rights over its respective Shares. The Shares owned by each Vendor have been properly and validly issued and allotted and are each fully paid or credited as fully paid.
b.The Shares represent 100% of the share capital of the Company, have been properly and validly issued and are fully subscribed and paid-up.
c.On Completion Date, following termination of the Shareholders’ Agreement, all of the Company’s Shares grant the same rights to their respective holders.
d.There are no Encumbrances (other than any Existing Encumbrances, which will be cancelled on the Completion Date upon payment of the Consideration by the Purchaser) on the Shares owned by each of the Vendors, and there are no agreements or arrangements which set forth the creation of any Encumbrance over such Shares.
3.INSOLVENCY OF ANY OF THE VENDORS
a.None of the Vendors is insolvent or unable to pay its debts within the meaning of the Spanish Insolvency Act (Ley 1/2020, de 5 de mayo Concursal) or any other insolvency legislation applicable to such Vendor; or has stopped paying its debts as they fall due.
b.No step has been taken to initiate any process by or under which:
i.the ability of the creditors of any of the Vendors to take any action to enforce their debts is suspended, restricted or prevented;
ii.some or all of the creditors of any of the Vendors accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such entity;

iii.a person is appointed to manage the affairs, business and assets of any of the Vendors on behalf of its creditors; or
iv.the holder of an Encumbrance over the assets of any of the Vendors is appointed to control its business and assets.
c.To the Best of Vendors’ Knowledge, no process has been initiated which could lead to any of the Vendors being dissolved and its assets being distributed among such Vendor’s creditors, shareholders or other contributors.
d.No distress, execution or other process has been levied on an asset of any of the Vendors.
4.Corporate Information
a.Ownership title
i.The Company:
1.is the direct or indirect owner and holds legitimate title of full ownership (“pleno dominio”) of the percentage of shares in the Group Companies listed in Schedule C (the “Group Companies’ Shares”). The Group Companies’ Shares represent the ownership percentages in the voting capital of the relevant Group Companies identified in such Schedule; and
2.has the right to exercise all voting and other rights over the Group Companies’ Shares subject to the limitations derived from the Applicable Laws and the applicable bylaws and shareholders’ agreements.
ii.Other than the Group Companies’ Shares, the Company does not own any other share or interest in any company or in any branch or joint venture, economic interest grouping or temporary consortium (“UTE”). The Group Companies are not directors and do not control the management of any other company or entity that is not a Group Company, and they have not assumed any commitment or obligation or started any negotiations that might give rise to any liability on their part relating to the potential acquisition of a stake in any company or entity.
iii.No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer or repayment of any share capital or any other security (including any “virtual” or synthetic shares or securities, emulating, in whole or in part, any rights inherent to the ownership of shares) giving rise to a right over, or an interest in (including an economic interest), the capital (or other rights inherent to the ownership of shares) of any Group Companies under any option, agreement or other arrangement (including conversion rights and rights of pre-emption). There is no corporate resolution pending implementation that would alter the Group Companies’ Shares.
iv.Except for the Existing Encumbrances which will be cancelled on the Completion Date, there is no Encumbrance over or affecting the Group Companies’ Shares, nor any agreement or commitment to create any such Encumbrance and no claim has been made that any person is entitled to any such Encumbrance.
v.Each of the Group Companies is a company validly existing and incorporated and in good standing under the laws of its place of incorporation and duly registered with the relevant company registries.
b.Insolvency
i.No Spanish Group Company and, to the Best of Vendors’ Knowledge in regards to the other Group Companies, is in a situation of insolvency, or has incurred any legal cause for capital reduction or wind-up, or is in a situation obliging it to re-establish its equity balance, or has requested any debt relief or moratorium from its creditors.
5.Anti-Corruption Laws
i.The Vendors have complied in all material respects with their obligations under the applicable anti-money laundering regulations in Spain.

ii.The Vendors are not engaged in any activity, practice or conduct, or taken any direct or indirect action or inaction that would be an offense under Spanish and, to the Best of the Vendors’ Knowledge, under Mexican and Malaysian laws.

A.BUSINESS REPRESENTATIONS AND WARRANTIES
6.CORPORATE INFORMATION
a.The Disclosed Information contains up-to-date constitutional documents and share registers for the Group Companies.
b.The Group Companies’ minutes books and corporate records contain all the meetings of their governing bodies and they record all the resolutions approved by those bodies.
c.To the Best of Vendors’ Knowledge, the minutes books and the accounting books that the Group Companies must keep are authenticated and kept in an orderly and diligent manner and are up to date.
7.FINANCIAL STATEMENTS
a.The audited 2017, 2018 and 2019 consolidated and individual annual accounts of the Group Companies (the “Audited Annual Accounts”):
i.have been prepared in accordance with Applicable Laws and in accordance with the applicable accounting principles; and
ii.fairly present in all respects a true and fair view of the equity, financial situation, assets and liabilities and income, loss and cash-flows of the Group Companies at the date to which they refer.
b.The management accounts of the Group Companies as of 31 December 2020 included in the Disclosed Information (the “Management Accounts” and, jointly with the Audited Annual Accounts, the “Financial Statements”):
i.have been prepared by the management of the Company in good faith and in accordance with Applicable Laws and in accordance with the applicable accounting principles; and
ii.do not materially misstate the equity, financial situation, assets and liabilities and income, loss and cash-flows of the Group Companies at the date to which they refer.
c.Since the date of the Management Accounts the Group Companies (i) have operated and managed their business in accordance with the ordinary course of business; (ii) have not effected any spin-off, reclassification or any other change affecting their share capital, or carried out any merger or agreed to carry out any merger in any way with another company, or been taken over by another company; (iii) have not sold, encumbered, leased or performed any other actions over their assets, and (iv) have not paid any remuneration to their directors other than that paid normally in the past(v) have not changed any significant accounting method or practice, including any change to the depreciation or amortization policy or percentage; (vi) have not significantly changed their commercial policies on discounts for clients and suppliers in respect of the policies applied consistently in the ordinary course of business; and (vii) have not agreed to carry out any of the actions described above in this paragraph.
8.FINANCIAL OBLIGATIONS
a.Other than as Fairly Disclosed, the Group Existing Financing Arrangements constitute the only indebtedness of the Group Companies.
b.To the Best of Vendors’ Knowledge the Group Companies have promptly performed all of their obligations (including payment of installments, repayments and interest) relating to the Group Existing Financing Arrangements. To the Best of Vendors’ Knowledge and other than as Fairly Disclosed, there has not been any event that could be considered an event of default or of mandatory early repayment of any of the Group Existing Financing Arrangements.
c.Other than the Existing Encumbrances to be released on Completion Date upon payment of the Consideration and except as Fairly Disclosed, there are no outstanding guarantee agreements, collateral (whether in the form of personal guarantees or security interests), or other security given by or for the benefit of any Group Company exceeding €1,500,000 individually or in the aggregate.
9.GRANTS AND SUBSIDIES

a.Except as Fairly Disclosed, there are no government, regional, state or local authority investment grants, subsidies or financial aid received or applied for by any Group Company.
b.To the Best of Vendors’ Knowledge, the Group Companies have complied, until the date hereof, with all material requirements and conditions established in the subsidies granted. To the Best of Vendors’ Knowledge, no related sanctioning or reimbursement proceedings are underway or have been brought.
10.Assets
a.General
i.Except as Fairly Disclosed, each Group Company owns or has sufficient rights to use all the property, rights (including contractual rights) and assets (tangible or intangible) used or held by the Group Companies (the “Assets”).
ii.Other than as Fairly Disclosed, the execution of this Agreement will not involve termination or loss of those means or resources, which belong to the Company and its Subsidiaries under fair and lawful title and are registered in the pertinent registries. The Assets are not affected by any Encumbrance, and to the Best of Vendors’ Knowledge, no commitment has been given for their disposal or encumbrance that may limit or condition the manner in which the Group Companies have used them to date in the normal operation of their activities.
b.Leased real estate
i.Appendix 10.2.1 lists the three (3) leased real estate factories used by the Group Companies for the manufacturing of the products (the “Leased Real Estate”). The Leased Real Estate is covered by valid and lawful title, and to the Best of the Vendors’ Knowledge there are no agreements with third parties (or conventional third-party rights) that might limit or condition that title.
ii.The Group Companies do not lease any real estate other than the Leased Real Estate.
iii.In relation to the lease agreements entered into by the Group Companies regarding the Leased Real Estate included in the Disclosed Information (the “Lease Agreements”), each Group Company has fulfilled all of the legal and contractual obligations under the Lease Agreements and the relevant Group Companies have duly and timely made all rent and other payments, including the payment to the landlord of the statutory deposits, as they have become due and payable.
iv.The Lease Agreements are valid and remain in full force and effect. The Lease Agreements do not contain any clause providing for the right to terminate them or raise the rent if there is a change of control of any Group Company.
v.True, correct and complete copies of all the Lease Agreements have been delivered to, or made available to, the Purchaser and, except for any amendments so provided, the Lease Agreements have not been otherwise amended.
vi.No Group Company occupies or uses any real estate other than as lessee.
c.Movable assets
i.All the machinery, capital goods, installations and other movable property owned or used by the Group Companies relevant or necessary to the business of the Group Companies:
1.are, where capable of possession, in the possession or under the control of the relevant Group Company; and
2.are free and clear from Encumbrances, except for Encumbrances to be cancelled on the Completion Date, upon payment of the Consideration.
11.Intellectual Property Rights, Information Technology
a.Intellectual Property Rights and Information Technology
i.All the registered intellectual property rights (the “IPR”) used by the Group Companies to carry on the current business are either legally and fully owned or adequately licensed and legally used by the relevant Group Company.
ii.None of the IPR necessary to carry on the current business of as currently conducted as the date hereof and/or used and/or owned by the Group Companies are subject to any (i) Encumbrance and

(ii) licence granted in favour of third parties. All such IPR are paid (to the extent accrued) and in force and valid.
iii.All material domain names owned or used by the Group Companies are duly registered under the Company’s name.
12.Data Protection
a.To the Best of Vendors’ Knowledge and as Fairly Disclosed, the processing of personal data performed by the Group Companies (the “Data Processing”) complies with the General Data Protection Regulation (Regulation (EU) 2016/679) (the "Data Protection Legislation").
b.The Group Companies have taken appropriate technical and organisational measures in accordance with Data Protection Legislation and current industry practice designed to ensure the security of information
c.To the Best of Vendors’ Knowledge, the Group Companies have not suffered any personal data breach, nor any security incident that affect the processed personal data. No written notification to a data protection or supervisory authority or data subject has been required or taken place.
d.The Group Companies have not received any notice or complaint from any data protection supervisory authority or from any data subject in connection with the Data Processing, including any notice related to proceedings for investigation, claim or penalty.
13.Agreements
a.Material Agreements
i.Appendix 13.1.1 lists all Material Agreements entered into by the Group Companies as of Signing Date. Any termination of a Material Agreement between Signing Date and Completion Date shall be disclosed by the Vendors on Completion Date.
ii.All Material Agreements (i) have been duly entered into by the Group Companies, (ii) are valid, enforceable and binding obligations of the parties thereto, (iii) their terms have been complied with in all material respects by the relevant Group Companies and, to the Best of Vendors’ Knowledge, by the relevant counterparties thereto,; and (iv) are within the Group Companies’ business and have been executed within the ordinary course of business.
iii.Except for the Group Existing Financing Arrangements and as Fairly Disclosed, no Material Agreements include provisions pursuant to which, the execution of this Agreement and/or the implementation of all or part of the Transaction, may result in a breach of, or give any third party the right to terminate or vary the terms and conditions or to be entitled to any kind of damages.
iv.None of the Group Companies are or have received written notice that any of them is alleged to be, in breach or default of any provision under any of the Material Agreements.
v.None of the Group Companies have received written notice of any intention of a counterparty to a Material Agreement to terminate the relevant Material Agreement.
b.Except for the potential earn-out payment for a maximum amount of €500,000 (minus the upfront payment of €100,000 already paid by ITASA) payable to Maria Soell GmbH by ITASA under the sale and purchase agreement executed on 13 July 2018 as amended on 28 November 2019, none of the Group Companies have any obligation to make any payment in relation to any deferred payments, earn-outs or other liability assumed pursuant to any agreement relating to the acquisition of any company (and no such payments, earn-outs or liabilities will be due after the date of this Agreement).
c.Except as may be provided under the Group’s Existing Financing Arrangements or the Shareholders’ Agreement in effect on the Signing Date, to the Best of Vendors’ Knowledge no Group Company is a party to any agreement which directly or indirectly restricts or conditions (i) the payment of any dividends or distributions to its equity owners, (ii) the payment of any indebtedness, or interest thereon, to any other Group Company or any Affiliate thereof, (iii) the making of loans or advances to any other Group Company or its Affiliates, or (iv) other than customary restrictions under any lease relating solely to the leased property, the transfer of, or granting of any liens or encumbrances on, any of its properties or assets to any other Group Company or any Affiliate thereof.
d.Agreements with Related Parties

i.Appendix 13.4 lists all agreements entered into between the Group Companies and the Vendors and/or the Vendors’ Connected Persons (the “Related Party Agreements”).
ii.All Related Party Agreements have been executed in the ordinary and usual course of business and on an arm’s-length basis and they have been accounted for and supported with documentation.
14.Employment and employee benefits
a.Except as Fairly Disclosed, the Group Companies comply in all material aspects with Applicable Laws relating to employment and social security matters. The Group Companies comply with all applicable law concerning health and safety and risk prevention in the workplace (complying with Act 31/1995, of November 8; Royal Decree 39/1997, of January 17; Royal Decree 486/1997, of April 14; and all other applicable regulations).
b.Appendix 14.2 lists the employees and Senior Employees of each Group Company, stating their gross annual remuneration (including fixed and variable remuneration and remuneration in kind), seniority, professional rank and job, social security contribution, type of employment contract, and whether they are on leave or reduced working hours.
c.To the Best of Vendors’ Knowledge the fixed-term agreements entered into by the Company and relevant employees could not reasonably be re-classified as permanent.
d.To the Best of Vendors’ Knowledge, the Group Companies have not assumed any commitment or agreement with their employees other than those arising from their employment relationship.
e.Except as Fairly Disclosed (particularly regarding Mr Olivier Loic Lavaud) and to the Best of the Vendors’ Knowledge:
i.No employee is covered by any golden parachute agreement.
ii.No Group Company has committed to granting any employee the right to terminate his or her employment relationship with entitlement to indemnity in the event of employer succession, change of control or sale of a majority stake in the share capital of any Group Company.
iii.No Group Company has agreed to pay any employee any type of compensation or incentive in the event of employer succession, change of control or sale of a majority stake in the share capital of any Group Company.
f.There are no negotiations underway, nor is there any undertaking or envisaged change with respect to the conditions of the Group Companies’ employees as at the date hereof except for changes deriving from the application of mandatory legal provisions or collective bargaining agreements in force or set forth in the existing labour agreements or non-material changes agreed on an individual basis in the ordinary course of business.
g.Each Group Company has paid wages and salaries, bonuses, premiums, allowances and holiday pay owed to its respective employees in accordance with the Applicable Laws and the applicable collective bargaining agreements.
h.Other than as Fairly Disclosed, no open court or out-of-court conflict between the management of the Group Companies and employee representatives has been initiated within the past 24 months or is pending resolution or negotiation.
i.Other than as Fairly Disclosed(particularly regarding Mr Olivier Loic Lavaud and the Management Transaction Bonus) or pursuant to the requirements of the applicable collective agreements, there are no benefit plans or arrangements, including stock options, retirement schemes or pension funds offered by the Group Companies to their employees, nor has any of the Group Companies assumed any pension commitments or retirement benefit arrangements, in the terms provided for by law to that effect.
j.No Group Company has terminated employment contracts on the grounds of economic, technical, organizational or production reasons, or any other reason not inherent to the employee, within 90 days before the Completion Date, that would result in the obligation to carry out a collective dismissal, nor has it begun any negotiations or given notification of new terminations that will become effective within 90 days after the Completion Date.
k.To the Best of Vendors’ Knowledge and except as Fairly Disclosed, the relationships between the Group Companies and self-employed workers, economically dependent self-employed workers (“TRADE”) and other individuals linked to the Group Companies through a commercial relationship (including sales agents and freight carriers) do not meet the requirements to qualify as employment relationships. There are no contingencies, claims or obligations of an employment nature between the Group Companies and any of those individuals.
l.Regarding the employees of contractor and subcontractor companies, the Group Companies comply with all of their obligations relating to employment, social security and risk prevention under applicable law (including, as the case may be, Act 32/2006, of October 18, on regulation of subcontracting in the construction industry, and Royal Decree 1109/2007, of August 24, implementing Act 32/2006). The Group Companies have not outsourced in the last three (3) years their own business activities other than as Fairly Disclosed in particular as regards the production agreement entered into between Maria Soell GmbH and ITASA on 13 July 2018.
m.Other than as Fairly Disclosed, the Group Companies do not have any claims or proceedings under way in any court resulting from their employment, social security or risk prevention obligations.
n.To the Best of Vendors’ Knowledge, the five (5) Group Companies’ employees rendering services in foreign countries comply in all material aspects with the Applicable Laws of each country relating to employment and social security.
15.Legal Compliance
a.Licenses
i.Except as Fairly Disclosed, the Group Companies, (i) hold all necessary material administrative and environmental permits, licenses, authorisations and registrations (including, but not limited to, works and first occupancy licenses) required to conduct their activities as conducted until the date of this Agreement (the “Licenses”); and (ii) are in compliance with Licenses’ material terms and conditions, as well as with all conditions and corrective measures imposed by the Licenses.
ii.None of the Licences has been breached or opposed. To the Best of Vendors’ Knowledge, no proceedings exist questioning their validity or efficacy of the Licenses.
16.Competition law
a.To the Best of Vendors’ Knowledge and except as Fairly Disclosed, none of the Group Companies, its employees or management team (i) is party to any agreement; or (ii) has carried out any practices, whether unilaterally or with competitors, considered as restricting competition under national or Community law; that could be reasonably classified as an act of unfair competition.
b.To the Best of Vendors’ Knowledge, none of the Group Companies is or has been involved, in the last four (4) years in economic concentration operations without having fulfilled the corresponding reporting obligations established under applicable national or Community antitrust law.
17.Litigation
a.Except as Fairly Disclosed, there are no (i) administrative, constitutional, court (under any jurisdiction), arbitration or mediation proceedings, or any other non-judicial dispute resolution mechanism relating to any area, (such as criminal, civil, commercial, labor, tax, administrative, environmental, urban planning or any other public or private areas), involving (whether as a party or otherwise) a Group Company; or (ii) case files, complaints, inspections, investigations or requests, related to the Group Companies, that are currently in progress, or pending processing or a decision by an administrative authority (including any regulatory, inspection and supervisory authority) or by another third party (including the European Commission or any national or regional antitrust authorities); (iii) currently procedures relating to state subsidies in Spain or in the European Union.
b.Other than as Fairly Disclosed, there are no transactional agreements, admission of claims, judgments, awards, resolutions, administrative sanctions or orders from the last 2 years to which any of the Group Companies is still liable to indemnify a third party.
18.Insurance
a.Other than as Fairly Disclosed, each Group Company has taken out insurance coverage that is mandatory pursuant to Applicable Law or under any material contractual obligation. The insurance policies taken out by each of the Group Companies are in place.
b.With respect to the insurance policies entered into by the Group Companies:

i.all accrued premiums have been duly paid to date;
ii.all are in full force and effect; and
iii.there has been no breach of the terms, conditions or warranties.
c.To the Best of Vendors’ Knowledge, no claim made by the Group Companies to the insurance companies is pending settlement.
19.Tax
a.General
Except as Fairly Disclosed, to the Best of Vendors’ Knowledge, the Group Companies are in material compliance, and have duly fulfilled and currently fulfill all material and formal aspects of the legal tax requirements and obligations imposed by all competent authorities (Community, state, regional, provincial, municipal and others) including (but not limited to) timely payment of any tax obligations which are applicable to them for each non-statute-barred tax period.
b.Returns, Information and Clearances
i.All returns, computations, notices and information which are or have been required to be made or given in accordance with applicable law by each Group Company for any Taxation purpose:
1.have been made or given within the requisite periods and on a proper basis and are up-to-date and correct and to the Best of Vendors’ Knowledge have on hand the supporting documents relating to each of the Taxes, and
2.were true and complete in all material respects at the time they were filed and were prepared, without there being any subsequently known facts or circumstances that could render them incorrect and except as Fairly Disclosed the tax authorities have not requested any clarification, or made any order or petition regarding any of those returns.
ii.Except as Fairly Disclosed, the Group Companies have made correctly, in compliance with the applicable Tax provisions, withholdings and prepayments on account of all applicable Taxes from and on payments made to third parties, individuals (including their employees) or entities, either resident or non-resident, and have reported, self-assessed and paid in a timely manner to the relevant administrative body the correct, requisite amounts for all tax periods under the applicable tax regulations.
iii.In connection with the above, except as Fairly Disclosed, for the last five (5) years the Group Companies hold all the material records, correspondence, supporting documents and receipts regarding their business in accordance with applicable Spanish tax and commercial law.
iv.Except as Fairly Disclosed, no Group Company has entered into or been a party to any schemes or arrangements which infringe thin capitalization rules.
c.Taxation claims, liabilities and reliefs
i.Each Group Company has duly and punctually paid all Taxation which it has become liable to pay in its capacity as taxpayer, withholder, substitute, jointly and severally or secondarily liable or in some other capacity.
ii.Except as Fairly Disclosed, the Group Companies have no tax-related proceedings, appeals, queries or disputes pending resolution with the tax authorities or the courts.
d.Company residence and overseas interests
i.Each Group Company has been resident for Taxation purposes in its place of incorporation and nowhere else at all times since its incorporation.
ii.To the Best of the Vendors’ Knowledge no Group Company has ever paid or been liable to pay Taxation on income, profits or gains to any Taxation authority outside its place of incorporation and have no permanent establishment outside its place of incorporation.
e.Audit
Except as Fairly Disclosed, no Group Company is currently being Tax audited or has received formal written communication about the initiation of a Tax audit process by a Tax authority.
20.Corporate compliance

a.ITASA has established and implemented a policy and program to reasonably prevent crimes, of which, to the Best of Vendors’ Knowledge, all their employees and directors are aware. The policy and program are used to systematically monitor and mitigate the risk of infringement by ITASA or their employees of any Spanish law.
b.Neither the Vendors nor any Group Company has received a written notice or are subject to any investigation conducted by any governmental or regulatory authority regarding any crime prosecution.

SCHEDULE 6 – PURCHASER’S WARRANTIES

1.AUTHORITY AND CAPACITY
a.The Purchaser:
i.is validly incorporated, in existence and duly registered under the laws of its country of incorporation.
ii.has taken all necessary corporate or other entity action and has all requisite corporate or other entity power and authority to enter into and perform this Agreement and any other document in the context of the Transaction in accordance with their terms.
b.The Purchaser has the legal right and full corporate or other entity power and authority to enter into and perform this Agreement and any other document in the context of the Transaction in accordance with their terms.
c.The execution and delivery of this Agreement by the Purchaser and the performance of and compliance by the Purchaser with its terms and provisions will not violate or result in a breach of, or constitute a default under, the constitutional documents of the Purchaser, any agreement or instrument to which the Purchaser is a party or by which it is bound, or any Law, order or judgment that applies to or binds the Purchaser or any of its property. Moreover, there are no contractual or legal arrangements which may cause the invalidity or nullity of the acquisition by Purchaser of the Shares envisaged under this Agreement, the violation of which could reasonably be expected to materially and adversely affect the ability of the Purchaser to perform its obligations under this Agreement.
d.There are no (i) on-going or threatened legal proceedings; (ii) outstanding judgments, orders, injunctions or decrees of any Authority or arbitration tribunal; or (iii) investigations by any Authority which are pending or threatened, against the Purchaser that might affect the validity or enforceability of this Agreement and any agreement entered into pursuant to the terms of this Agreement.
e.In respect of the Purchaser, no consent, permission, action, agreements of third parties, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, to authorise the execution or performance of this Agreement by the Purchaser, where the failure to have obtained such consent, permission, action, agreement, approval or authorisation, or to make such registration, declaration or filing, could reasonably be expected to materially and adversely affect the ability of the Purchaser to perform its obligations under this Agreement.
2.CERTAINTY OF FUNDS
a.The Purchaser has the financial resources required to fulfil its obligations under this Agreement.
3.INSOLVENCY OF THE PURCHASER
a.The Purchaser is not insolvent or unable to pay its debts within the meaning of the insolvency legislation applicable to it; or has stopped paying its debts as they fall due.
b.No step has been taken to initiate any process by or under which:
i.the ability of the creditors of the Purchaser to take any action to enforce their debts is suspended, restricted or prevented;
ii.some or all of the creditors of the Purchaser accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such entity;
iii.a person is appointed to manage the affairs, business and assets of the Purchaser on behalf of its creditors; or
iv.the holder of an Encumbrance over the assets of the Purchaser is appointed to control its business and assets.
c.No process has been initiated which could lead to the Purchaser being dissolved and its assets being distributed among the Purchaser’s creditors, shareholders or other contributors.
d.No distress, execution or other process has been levied on an asset of the Purchaser.

APPENDIX 10.2.1 – LEASED REAL ESTATE

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APPENDIX 13.1.1 – MATERIAL AGREEMENTS

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APPENDIX 13.4.1 – RELATED PARTY AGREEMENTS

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APPENDIX 14.2 – LISTS OF EMPLOYEES

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SCHEDULE 7 – GROUP EXISTING FINANCING ARRANGEMENTS

A.FACILITIES AGREEMENT
Facilities Agreement entered into between Global Release Liners, S.L. (“Company”) and Industrias de Transformación de Andoaín, S.A. (“Itasa”), as borrowers and Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) as lender, hedging counterparty, mandated lead arranger, sole bookrunner, underwriter and agent, executed on 29 November 2016, for a principal amount of €50,300,000, before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 9,815 of his public records.
B.HEDGING AGREEMENTS
a.Hedging Agreement (CMOF) entered into between BBVA and the Company, executed on 20 December 2016 before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 10,518 of his public records.
a.Confirmation of the Hedging Agreement (CMOF) entered into between BBVA and the Company, executed on 27 February 2017 before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 1,668 of his public records.
b.Hedging Agreement (CMOF) (including annexes and confirmation) entered into between Bankinter, S.A. (“Bankinter”) and the Company, executed on 27 February 2017 before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 1,672 of his public records.
c.Hedging Agreement (CMOF) (including annexes and confirmation) entered into between Banco Santander, S.A. (“Banco Santander”) and the Company, executed on 27 February 2017 before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 1,673 of his public records.
d.Hedging Agreement (CMOF) (including annexes and confirmation) entered into between CaixaBank, S.A. (“Caixabank”) and the Company, executed on 27 February 2017 before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 1,674 of his public records.
e.Hedging Agreement (CMOF) (including annexes and confirmation) entered into between Banco Sabadell, S.A. (“Banco Sabadell”) and the Company, executed on 27 February 2017 before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 1,675 of his public records.
C.SECURITY DOCUMENTS
a.Master security agreement for the granting of security instruments granted by the Company, BARBEL, ITASA and UZTURRE as pledgors and BBVA as lender, pledgee, mandated lead arranger, sole bookrunner, underwriter and agent, executed as a Spanish public deed (póliza) on 20 December 2016 before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 3,316 of his public records, as extended by virtue of an extension and constitution pledge agreement granted by BARBEL, ITASA and UZTURRE as pledgors, BBVA, Banco Santander, Caixabank, Banco Sabadell and Bankinter as lenders and pledgees, and BBVA as mandated lead arranger, sole bookrunner, underwriter and agent, executed as a Spanish public deed (póliza) on 27 February 2017 before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 557 of his public records, by virtue of which the following security instruments were created:
–first and second ranking pledges over the quotas of the Company granted by BARBEL;
–first and second ranking pledges over the credit rights arising from the share capital increases of the Company, granted by BARBEL and UZTURRE;
–first and second ranking pledges over the shares of ITASA granted by the Company;
–first and second ranking pledges over the credit rights arising from the share and purchase agreement granted by the Company;
–first and second ranking pledges over the credit rights arising from the hedging agreements granted by the Company;
–first and second ranking pledges over bank accounts of the Company;
–first ranking pledge over bank accounts of ITASA;
–first ranking pledge over the credit rights arising from insurance agreements of ITASA;
–promissory mortgage over the relevant assets of ITASA; and
–promissory pledge over the share capital of Itasa Americas, S.A. de C.V. granted by ITASA.

b.Irrevocable power of attorney granted by BARBEL, the Company, ITASA and UZTURRE in favor of BBVA on 20 December 2016 before the Notary Public of Madrid, Mr Antonio Luis Reina Gutiérrez, with number 10,519 of his public records.

SCHEDULE 8 – FINANCING LETTER

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